UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
TITLE OF ISSUE	REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Straße 52
60311 Frankfurt am Main, Germany

EXPLANATORY NOTE
FORM 18-K
SIGNATURES
EXHIBIT INDEX
Exhibit (d)
Exhibit (e)
Exhibit (f)
Exhibit (g)

EXPLANATORY NOTE
     This annual report on Form 18-K for the fiscal year ended December 31, 2007 is filed by KfW, also known as Kreditanstalt für Wiederaufbau, an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). This annual report on Form 18-K is intended to be incorporated by reference into the prospectus dated April 9, 2007 of KfW and KfW International Finance Inc., a Delaware corporation (“KfW Finance”). KfW Finance is a wholly-owned subsidiary of KfW incorporated in the State of Delaware for the sole purpose of issuing and selling debt securities guaranteed by KfW and transferring the net proceeds of such sales to KfW.
     In this annual report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro, including the Federal Republic of Germany. References to “U.S. dollars”, “$” or “USD” are to United States dollars.
FORM 18-K
1.	In respect of each issue of securities of KfW and KfW Finance registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

Not applicable.

KfW
2.	A statement as of the close of the last fiscal year of KfW giving the total outstanding of:
(a)	Internal funded debt of KfW. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of KfW, which is defined as euro denominated debt with an initial maturity of more than one year (bonds and other fixed-income securities, other borrowings, and subordinated liabilities), outstanding as of December 31, 2007 was EUR 161.9 billion.

(b)	External funded debt of KfW. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

For the principal amount of external funded debt of KfW, which is defined as non-euro denominated debt with an initial maturity of more than one year (bonds and other fixed-income securities, other borrowings, and subordinated liabilities), see “KfW – Business – Shareholdings, Treasury and Services – Treasury and Funding – Information on Issues of Funded Debt of KfW Bankengruppe”, p. 28 of Exhibit (d), which is hereby incorporated by reference herein.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of KfW outstanding as of the close of the last fiscal year of KfW.
See “KfW – Business – Shareholdings, Treasury and Services – Treasury and Funding – Information on Issues of Funded Debt of KfW Bankengruppe”, p. 28 of Exhibit (d), which is hereby incorporated by reference herein.
4.	(a)	As to each issue of securities of KfW which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of KfW.
As of December 31, 2007, KfW held own debt securities (registered and non-registered) in a principal amount of EUR 3.9 billion. The amount of registered debt securities included in these holdings did not exceed 3% of the total volume of outstanding registered debt securities, and thus, is not substantial.
(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not practicable.
(3)	Total amount otherwise outstanding.
Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by KfW to reacquire such securities.

Not applicable.
5.	A statement as of the close of the last fiscal year of KfW giving the estimated total of:
(a)	Internal floating indebtedness of KfW. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of KfW, which is defined as euro denominated debt with an initial maturity of one year or less (short-term funds), outstanding as of December 31, 2007 was EUR 4.6 billion.

(b)	External floating indebtedness of KfW. (Total to be stated in the respective currencies in which payable.)

The principal amount of external floating indebtedness of KfW, which is defined as non-euro denominated debt with an initial maturity of one year or less (short-term funds), outstanding as of December 31, 2007 was:

	Principal amount	Equivalent in euro with
	outstanding	conversion rate as of
Currency	in currency	December 31, 2007
AUD	56,000,000	33,418,870
CAD	14,000,000	9,689,252
CHF	3,850,000,000	2,326,705,747
GBP	1,416,500,000	1,931,547,010
ISK	3,000,000,000	32,644,178
SEK	550,000,000	58,253,455
SGD	20,000,000	9,450,456
TRY	70,000,000	40,768,783
USD	24,790,219,852	16,840,039,252
Total		19,082,764,783

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of KfW for each fiscal year of KfW ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
See “KfW – Financial Section – Financial Review – Development of Earnings Position”; “KfW – Financial Section – Financial Statements of KfW Bankengruppe – Income Statement”; “KfW – Financial Section – Notes to Financial Statements – Accounting policies”, and “KfW – Financial Section – Notes to Financial Statements – Notes to the Income Statement”, pp. 42-44, 63, 72-87 and 93-107 of Exhibit (d), which are hereby incorporated by reference herein.
7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.
No foreign exchange control not previously reported was established by the government of the Federal Republic during 2007.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2007.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Registrant, and of any further gold stocks held by the registrant.
Not applicable.
9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.
Not applicable.

10.	The balance of international payments of KfW for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if KfW has published balances of international payments.)
Not applicable.

Federal Republic of Germany
2.	A statement as of December 31, 2007 giving the total outstanding of:
(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic outstanding as of December 31, 2007 was EUR 918.1 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p. G-32 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2007, the Federal Republic had external funded indebtedness of US$ 5.04 billion, GBP 0.01 billion, SEK 0.02 billion and CHF 0.02 billion.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.
See “Tables and Supplementary Information – I. Direct Debt of the Federal Government”, pp. G-32 to G-35 of Exhibit (d), which are hereby incorporated by reference herein.
4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not applicable.
(3)	Total amount otherwise outstanding.
Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.
5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:
(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year (Treasury Discount Papers and Schuldscheindarlehen), outstanding as of December 31, 2007 was EUR 35.3 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
See “The Federal Republic of Germany – Public Finance”, pp. G-24 to G-31 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.
No foreign exchange control not previously reported was established by the Federal Republic during 2007.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2007.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.
See “The Federal Republic of Germany – Monetary and Financial System – Money Supply and Prices” and “The Federal Republic of Germany – Monetary and Financial System – Official Foreign Exchange Reserves”, pp. G-19 to G-21 of Exhibit (d), which are hereby incorporated by reference herein.
9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.
See “The Federal Republic of Germany – The Economy – International Economic Relations”, pp. G-15 to G-18 of Exhibit (d), which are hereby incorporated by reference herein.
10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the Federal Republic has published balances of international payments.)
See “The Federal Republic of Germany – The Economy – International Economic Relations”, pp. G-15 to G-18 of Exhibit (d), which are hereby incorporated by reference herein.

This annual report comprises:
(a)	Pages numbered 1 to 11, consecutively.
(b)	The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-24, G-25 and G-30 of Exhibit (d) hereto).

Exhibit (d)	-	Description of KfW and the Federal Republic of Germany, dated May 9, 2008.

Exhibit (e)	-	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	-	Consent of the Federal Republic of Germany.

Exhibit (g)	-	Certain information relating to KfW’s debt securities.
This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant KfW has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

KFW
By:	/s/ Wolfgang Kroh
	Name:	Wolfgang Kroh
	Title:	Managing Director

By:	/s/ Detlef Leinberger
	Name:	Detlef Leinberger
	Title:	Managing Director

Date: May 9, 2008

EXHIBIT INDEX

Exhibit	Description
(c)	Latest annual budget for the Federal Republic of Germany (pp. G.24, G-25 and G-30 of Exhibit (d) hereto).

(d)	Description of KfW and the Federal Republic of Germany, dated May 9, 2008.

(e)	Consent of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.

(g)	Certain information relating to KfW’s debt securities.